UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-39590

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cutter and Company Brokerage, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15415 Clayton Rd
(No. and Street)

Ballwin	MO	63011
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Deborah Castiglioni	636-537-8770	dmcastig@cutterco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Holt & Patterson, LLC
(Name – if individual, state last, first, and middle name)

260 Chesterfield Indust. Blvd.	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)

02/24/2009	#3372
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William L. Myer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cutter and Company Brokerage, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

STACY R. SCHAEFER
Notary Public - Notary Seal
St Charles County - State of Missouri
Commission Number 14396100
My Commission Expires Jun 2, 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cutter and Company Brokerage, Inc.

Audited Financial Statements
For the Year Ended December 31, 2022

Crd #: 22449

TABLE OF CONTENTS

HOLT & PATTERSON, LLC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cutter and Company Brokerage Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cutter and Company Brokerage, Inc., as of December 31, 2022, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cutter and Company Brokerage, Inc., as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cutter and Company Brokerage, Inc.'s management. Our responsibility is to express an opinion on Cutter and Company Brokerage, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cutter and Company Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information on pages 18-21 has been subjected to audit procedures performed in conjunction with the audit of Cutter and Company Brokerage, Inc.'s financial statements. The supplementary information is the responsibility of Cutter and Company Brokerage, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information on pages 18-21 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO

We have served as Cutter and Company Brokerage, Inc.'s auditor since 2003.

March 28, 2023

260 CHESTERFIELD INDUSTRIAL BLVD
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cutter and Company Brokerage, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cutter and Company Brokerage, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cutter and Company Brokerage, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ("exemption provisions") and (2) Cutter and Company Brokerage, Inc. stated that Cutter and Company Brokerage, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to its direct sale of mutual funds and variable annuities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Cutter and Company Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cutter and Company Brokerage Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO

March 28, 2023

260 CHESTERFIELD INDUSTRIAL BLVD
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

CUTTER AND COMPANY BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2022

ASSETS

CURRENT ASSETS		
Cash	$	767,827
Marketable Securities Owned, at Market Value		107,058
Accounts Receivable		712,666
Note Receivable - Short Term		230,921
Broker Advances		22,117
Prepaid Expenses		64,757
TOTAL CURRENT ASSETS		1,905,346
FIXED ASSETS		
Furniture, Fixtures & Improvements		216,046
Accumulated Depreciation		(187,396)
TOTAL FIXED ASSETS		28,650
OTHER ASSETS		
Deposits		164,302
Goodwill		13,778
TOTAL OTHER ASSETS		178,080
TOTAL ASSETS	$	2,112,076

See Independent Auditors' Report and Notes to the Financial Statements

CUTTER AND COMPANY BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2022

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 21,724
Accrued Wages and Commissions	781,118
401(k) Payable	62,646
Federal and State Income Tax Payable	6,344
TOTAL CURRENT LIABILITIES	871,832
LONG TERM LIABILITIES	
Deferred Tax Liability	15,283
TOTAL LONG TERM LIABILITIES	15,283
TOTAL LIABILITIES	887,115
STOCKHOLDERS' EQUITY	
Common Stock, $1 par value, 30,000 shares authorized, 5,333 shares issued and outstanding	5,333
Additional Paid-in Capital	124,515
Retained Earnings	1,122,650
Current Earnings	(27,537)
TOTAL STOCKHOLDERS' EQUITY	1,224,961
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,112,076

See Independent Auditors' Report and Notes to the Financial Statements

CUTTER AND COMPANY BROKERAGE, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2022

	2022
INCOME	
Commission Income	$ 5,420,787
Advisory Fee Income	9,904,723
Dividend Income	3,424
Interest Income	5,747
Miscellaneous Income	2,719
Gain on Sale of Investments	625
Unrealized Loss on Investments	(21,223)
TOTAL INCOME	15,316,802
OPERATING EXPENSES	
Trade Error/Write offs	(4,961)
Leads	10,347
Advertising	302
Bank Charges	20
Charitable Contributions	2,562
Club Dues	14,345
Clearing Charges	226,122
WFS Advisory Platform Charges	182,707
Exchange Fees	58,301
Outside Broker Commission	10,772,768
Amortization Expense	1,333
Depreciation Expense	7,232
NASD Dues/fees	20,649
Dues and Subscriptions	16,986
HRA Expenses	119
401(k) Expenses	140,307
Promotions	2,319
Insurance-Group, officers, Life	206,852
Insurance-E&O, business	138,344
Accounting and Audit Fees	26,217
Legal and Consulting fees	5,634
Licenses Expense	869
Business Meeting	1,743
Client Entertainment/Promo	7,614
Meals	8,824
Miscellaneous Expense	1,233
Office Expense	8,443
Payroll Taxes	132,112
Payroll Services	5,483

CUTTER AND COMPANY BROKERAGE, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2022

	2022
Postage and Delivery	2,770
Registration Fees	14,839
Rent Expense	215,000
Repairs and Maintenance computer	120,155
Docusign Expense	10,091
Repairs and Maint Email	38,683
Repairs and Maint Office	105
Salaries	2,830,834
Office Supplies	4,646
Company events-whole office	9,572
Copier Contract expense	6,742
De Minimis Fringes	5,722
Phone and Communication	35,809
Travel	5,288
Training and Professional Development	5,533
Recruitment	11,753
Outside Consulting	25,250
Other Taxes	136
TOTAL OPERATING EXPENSES	15,337,754
INCOME (LOSS) FROM OPERATIONS	(20,952)
INCOME TAX	
Personal Property Tax	780
Federal Income Tax Expense (Benefit)	5,387
State Income Tax Expense (Benefit)	957
Federal Income Tax-Prior year	2,326
State Income Tax-Prior year	1,491
Deferred Federal Income Tax Expense (Benefit)	(3,699)
Deferred State Income Tax Expense (Benefit)	(657)
TOTAL INCOME TAX	6,585
NET INCOME	$ (27,537)

CUTTER AND COMPANY BROKERAGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2022

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2021	$ 5,333	$ 124,515	$ 1,122,650	$ 1,252,498
Net Income			(27,537)	(27,537)
BALANCE AT DECEMBER 31, 2022	$ 5,333	$ 124,515	$ 1,095,113	$ 1,224,961

See Independent Auditors' Report and Notes to the Financial Statements

CUTTER AND COMPANY BROKERAGE, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2022

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income	$ (27,537)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation and Amortization	8,565
Deferred Income Taxes	(4,356)
Unrealized Loss on Investments	21,223
Decrease (Increase) in Accounts Receivable	112,545
Decrease (Increase) in Prepaid Expenses	(9,906)
Decrease (Increase) in Deposit	(7,981)
Increase (Decrease) in Accounts Payable	15,580
Increase (Decrease) in Accrued Expenses	141,518
Increase (Decrease) in Corporate Income Tax Payable	(12,898)
Total Adjustments	264,290
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	236,753
CASH FLOWS FROM INVESTING ACTIVITES:	
Broker Advances Decrease (Increase)	(6,614)
Notes Receivable Decrease (Increase)	(230,921)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(237,535)
CASH FLOWS FROM FINANCING ACTIVITES:	
Proceeds from investments sold	(625)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(625)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,407)
CASH AND CASH EQUIVALENTS, beginning of year	769,234
CASH AND CASH EQUIVALENTS, end of year	$ 767,827
Supplemental Disclosure:	
Interest Paid	$ -
Corporate Income Tax Paid	$ 20,436

See Independent Auditors' Report and Notes to the Financial Statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations:

Cutter and Company Brokerage, Inc. (the Company) is a broker dealer and was formed for the purpose of trading and dealing in stocks, bonds, and all other securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company has a MSRB membership and has an insurance license in several states. The Company does not hold funds or securities for customers, owe money for securities to customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC Rule 15c3-3 under the K(2)(ii) exemption.

Accounting Method:

The accrual method of accounting is utilized by recognizing income when earned and expenses when incurred. For income tax purposes, the Company reports under the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Concentrations of Credit Risk:

At times throughout the year, the Company may maintain certain bank accounts in excess of the FDIC insured limits of $250,000. On December 31, 2022, the Company had $452,579 in excess of the FDIC limit. The Company experienced no losses of cash within the bank accounts in 2022.

Cash Equivalents:

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations

No cash has been segregated in a special account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds, and accordingly, no reserve account is required.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable:

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary on December 31, 2022. The effect of this departure from generally accepted accounting principles is not material. Bad debt expense on December 31, 2022 was $0.

Advertising Costs:

Non-direct-response advertising costs are expensed in the year incurred. The Company did not incur any non-direct response advertising costs during the period ended December 31, 2022. The Company did not incur any direct-response advertising costs during the period ended December 31, 2022.

Marketable Securities:

Marketable securities are stated at market value. Market value and cost on December 31, 2022, was as follows:

	2022
Cost	$ 35,357
Market Value Appreciation	$ 71,701
	$107,058

Property and Equipment:

Depreciation of property and equipment is provided for in the financial statements using the straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized.

Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense charged to operations for the year ended December 31, 2022 and was $7,232.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment are summarized by the major classifications as follows:

Useful Lives for Purposes of:

Classification	Depreciation
Furniture &	5-7 years
Equipment	5-7 years
Improvements	10-39 years
Computers	5-7 years

The Company has not recorded depreciation in accordance with generally accepted accounting principles. The effects of this departure from generally accepted accounting principles are not material.

Goodwill:

On April 18, 2018, the Company entered into an Asset Assignment Agreement with another broker dealer. Under the terms of the agreement, the Company was assigned certain customer accounts, furniture, and equipment. As part of the assignment, the Company allocated $20,000 to Goodwill. The Company will amortize this Goodwill over 15 years. For the year ended December 31, 2022, the Company recorded amortization expense of $1,333. The Company has not recorded amortization in accordance with generally accepted accounting principles. The effect of this departure from generally accepted accounting principles is not material.

Recognition of Revenues:

Commissions, principal transactions, and related clearing expenses are recorded on a settlement date basis, which does not materially differ from trade-date basis. Interest participation fees consist of interest sharing programs with First Clearing and RBC and are recorded each month, as earned.

Asset management and service fees are charged to clients quarterly in arrears based on a percentage of the asset value. These fees along with mutual fund trails, annuity trails, and IRA fees are estimated and accrued each month by management based on historical trends of prior cash flows of actual amounts received.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer,
- Identification of the performance obligation(s) under the contract,
- Determination of transaction price,
- Allocation of the transaction price to the identified performance obligation(s), and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenues upon completion of transactions as it satisfies the performance obligation identified in accordance with this standard. The Company did not have any open contracts or deferred revenue as of December 31, 2022.

NOTE 2: RETIREMENT PLAN

At the beginning of 2006, the Company elected to adopt a safe harbor plan for the Company match and still maintain the discretionary profit-sharing plan contributions for all eligible employees. With this plan, the Company match changed to match 100% of the first 3% withheld and 50% of the next 4th and 5th percent elected to defer. For the year ended December 31, 2022, the Company elected to contribute an overall percentage of 4.96% of gross wages to the plan. The employer match, profit sharing plan contribution and fees charged to operations for the year ended December 31, 2022 was $140,307.

NOTE 3: DEFERRED TAXES

The Company has adopted FASB Accounting Standards Codification 740-10, Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. The items resulting in deferred taxes are as follows:

NOTE 3: DEFERRED TAXES (continued)

Unrealized Gain on Securities	(17,093)
Charitable Contributions Carryover	1,810
Total	$(15,283)

In 2017 the Company elected to change its method of presenting deferred income tax assets and liabilities from current and noncurrent to be netted as noncurrent on the balance sheet in accordance with FASB ASU 2015-17. While the presentation of deferred tax assets and liabilities will be affected by this ASU, the methodology of the calculation of deferred tax assets and liabilities has not changed. The Company has not recorded deferred taxes that results from a capital loss carry forward and book to tax depreciation differences. The effect of this departure from GAAP is not material.

NOTE 4: INCOME TAXES

The Company implemented FASB Accounting Standards Codification 740-10, Income Taxes. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e., greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expense. The Company assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2022.

The federal and state income tax returns for the Corporation for 2019, 2020, 2021 and 2022 are subject to examination by the respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2022 was $ 0.

NOTE 5: COMMITMENTS AND CONTINGENCIES

Effective January 1, 2020, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842). The adoption of this new standard has no impact on the Company's financial statements.

The Company has a month-to-month lease for the office space that it occupies. The lease was renewed in May 2016 and calls for monthly rent payments of $17,916.66 on a month-to-month basis.

Rent expense charged to operations for the year ended December 31, 2022, was $215,000.

In the normal course of business, the Company is party to litigation and arbitration actions involving their broker activities. It is management's opinion that sufficient reserves have been provided for the financial statements and that errors and omission insurance coverage is adequate to provide for any significant judgments resulting from said litigation or arbitration. There were no pending litigation or arbitration cases outstanding on December 31, 2022.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company leases the building from Cutter & Company Real Estate Holding, LLC, which is owned by the stockholders. During the year ended December 31, 2022, total rent paid was $215,000. See Note 5.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company's aggregate indebtedness to all other persons cannot exceed 1500% of net capital. The Rule also requires that equity capital may not be withdrawn, or cash dividends paid if the Company's net capital would fail to exceed 120% of the minimum dollar amount required. On December 31, 2022, the Company had allowable net capital of $816,519, which was $758,817 in excess of the minimum required. The percentage of aggregate indebtedness to net capital on December 31, 2022, was 106%.

NOTE 8: SIGNIFICANT CONCENTRATIONS

Generally accepted accounting principles require disclosure of current vulnerabilities due to certain concentrations. Those matters include the following:

Major Brokers

The Company has two brokers that make up 36% of the total outside broker commission paid out. While this is a significant concentration, it is less of a concern because the Company retains less than ten percent of the brokers' gross revenues.

NOTE 9: FAIR VALUE MEASUREMENT

Included in the financial statements are certain financial instruments carried at fair value. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale. FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market rates and volatilities, spreads, and yield curves. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

NOTE 9: FAIR VALUE MEASUREMENT (continued)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used on December 31, 2022.

Common stocks, corporate bonds, and U.S. government bonds and securities – Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – Valued at the net asset value (NAV) of shares held by the Company at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Company's assets at fair value:

	12/31/2022	Quoted Prices in Activate Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description				
Money Market Fund	$ 570,530	$ 570,530	$ -0-	$ -0-
Trading securities				
Equity securities	107,058	107,058	-0-	-0-
Private equity investments	10,000	10,000	-0-	-0-
Total	$ 687,588	$ 687,588	$ -0-	$ -0-

There were no transfers between level 1, level 2, or level 3 during the year ended December 31, 2022.

NOTE 10: DATE OF MANAGEMENT REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through March 28, 2023, the date of the management representation letter and the date the financial statements were available to be issued. No additional activity has occurred that would require disclosure.

Cutter and Company Brokerage, Inc.

COMPUTATION OF NET CAPITAL

As of December 31, 2022

Net Capital Computation:

Stockholders' Equity	$ 1,224,961
Deduction and/or charges	
Total Stockholders' Equity Qualified for Net Capital	1,224,961
Deductions and/or Charges:	
Property and Equipment	28,650
Other Assets	282,538
Commissions Receivable	12,019
Prepaid Expenses	64,757
Other Deductions	220
Subtotal	388,184
Net Capital Before haircuts on securities positions	836,777
Haircuts on Securities:	
Money Market Mutual Fund	4,199
Investment in Equity Securities	16,059
	20,258
Net Capital	$ 816,519

Cutter and Company Brokerage, Inc.

COMPUTATION OF NET CAPITAL REQUIREMENT

As of December 31, 2022

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	57,702
Minimum Dollar Net Capital Required	$	50,000
Net Capital Requirement (Greater of the Above)	$	57,702
Excess Net Capital	$	758,817
Percentage of Aggregate Indebtedness to Net Capital		106%

SCHEDULE OF AGGREGATE INDEBTEDNESS

Account Payable	$	21,724
401(k) Payable		62,646
Accrued Wages and Commissions		781,118
		865,488

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	816,519
Net Audit adjustments	$	-
	$	816,519

There are no material differences between the net capital calculation compared to the broker dealer's Part II of form X-17A-5(a).

Cutter and Company Brokerage, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

For the Year ended December 31, 2022

The Company has claimed an exemption to Rule 15c3-3 per paragraph (k)(2)(ii) and therefore no Computation for Determination of Reserve Requirement under that rule have been provided.

Cutter and Company Brokerage, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year ended December 31, 2022

Not Applicable - See Exemption Report

CUTTER & COMPANY

The Opportunity You Deserve

EXEMPTION REPORT

SEC Rule 17a5(d)(4)

Cutter and Company Brokerage, Inc.

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

- Cutter and Company Brokerage, Inc. is a broker/dealer registered with the SEC and FINRA.
- Cutter and Company Brokerage, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2022.
- Cutter and Company Brokerage, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- Cutter and Company Brokerage, Inc. claimed an exemption as a Non-Covered Firm for its ***direct sale of mutual funds and variable annuities***. The Broker-Dealer (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).
- Cutter and Company Brokerage, Inc. has met the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2022 through December 31, 2022 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

William L. Meyer
President, Cutter and Company Brokerage, Inc.

15415 Clayton Road • Ballwin, MO 63011 • Member FINRA, SIPC

phone: 636 537-8770 • *fax:* 636 537-8779 • www.cutterco.com